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Exhibit 99.1





April 25, 2002


United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC  20549

Dear Sir/Madam:

This letter is being furnished to you pursuant to Temporary Note 3T to Article 3 of Regulation S-X in connection with the filing of the Form 10-K (the "Form 10-K") of Wilsons The Leather Experts, Inc. (the "Company") for the fiscal year of the Company ended February 2, 2002.

Item 8 of the Form 10-K incorporates by reference the financial statements required by such Item and the report of Arthur Andersen LLP ("Andersen") as the Company's independent public accountant for the year ended February 2, 2002 with respect to such financial statements, from the Company's Annual Report to Shareholders for the year ended February 2, 2002.

The Form 10-K also contains a financial statement schedule, Schedule II-Valuation and Qualifying Accounts for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, and the report of Andersen with respect to such schedule.

The Company has received the written representations of Andersen that the audits that were the subject of the reports referred to above were subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audits, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audits.

Very Truly Yours,

Wilsons The Leather Experts, Inc.

By: /s/Peter G. Michielutti

Peter G. Michielutti
Senior Vice President, Chief Financial Officer and Assistant Secretary